

SECURITIES AND EXCHANGE COMMISSION 07008532

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SEC FILE NUMBER
8- 44179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2006 (MM/DD/YY) AND ENDING 09/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENTS FOR YOU, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 N. MAPLE STREET, SUITE A
(No. and Street)

MARYSVILLE, OHIO 43040
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAX C. BINGMAN, PRESIDENT (937) 644-1661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

500 SOUTH FRONT STREET, SUITE 700 COLUMBUS OHIO 43215
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 08 2008
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 21 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MAX C. BINGMAN, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENTS FOR YOU, INC., as of SEPTEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

Notary Public


NOTARIAL SEAL
STATE OF OHIO

SUSAN L. LYKINS, NOTARY PUBLIC
State of Ohio
My Commission Expires 11/20/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Assurance & Business Advisory Services

September 30, 2007 and 2006



Investments For You, Inc.

Financial Statements with Supplemental Information

GBQ Partners

Certified Public Accountants and Consultants

INVESTMENTS FOR YOU, INC.

CONTENTS

Page 1	Independent Auditors' Report
Page 2	Balance Sheets as of September 30, 2007 and 2006
Page 3	Income Statements for the years ending September 30, 2007 and 2006
Page 4	Statements of Retained Earnings for the years ending September 30, 2007 and 2006
Page 5	Statements of Cash Flows for the years ending September 30, 2007 and 2006
Page 6	Notes to the Financial Statements (2 pages)

Supplemental Information

Page 9	Schedule of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934
Page 10	Independent Auditors' Report on Internal Control

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Auditors' Report

We have audited the accompanying balance sheets of Investments For You, Inc. as of September 30, 2007 and 2006, and the related statements of income, retained earnings and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
November 5, 2007

INVESTMENTS FOR YOU, INC.

BALANCE SHEETS

As of September 30, 2007 and 2006

ASSETS

	2007	2006
Current Assets		
Cash	$ 15,543.83	$ 26,834.61
Commissions Receivable	54,928.81	25,040.67
Prepaid NASD Fees	430.50	344.50
Total Current Assets	$ 70,903.14	$ 52,219.78
Fixed Assets		
Furniture, Fixtures & Equipment	2,325.19	2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$ -	$ -
TOTAL ASSETS	$ 70,903.14	$ 52,219.78

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current Liabilities		
Commissions Payable	$ 57,055.63	$ 38,347.73
Federal Income Taxes - Current	-	10.00
Total Current Liabilities	$ 57,055.63	$ 38,357.73
Total Liabilities	$ 57,055.63	$ 38,357.73
Stockholder's Equity		
Common Stock (Note 2)	$ 500.00	$ 500.00
Additional Paid In Capital	3,000.00	3,000.00
Retained Earnings	10,347.51	10,362.05
	13,847.51	13,862.05
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 70,903.14	$ 52,219.78

The accompanying notes are an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

INCOME STATEMENTS
For the years ending September 30, 2007 and 2006

	2007	2006
REVENUE		
Commission income	$ 653,275.67	$ 603,438.69
Total Revenue	$ 653,275.67	$ 603,438.69
COST OF SALES		
Commissions	589,366.84	534,855.47
Sales Meeting Expenses	12,301.71	13,396.86
Total Cost of Sales	$ 601,668.55	$ 548,252.33
GROSS MARGIN	$ 51,607.12	$ 55,186.36
EXPENSES		
Bonding	1,361.00	764.00
Postage	1,892.54	510.60
Broker/Dealer Licenses	855.00	1,540.00
Bank Service Charges	-	20.00
Insurance	878.00	860.00
Interest	1,178.31	-
Travel	787.11	5,988.75
Management Fees	37,128.25	37,573.75
Legal and Professional Fees	4,632.00	5,348.54
Supplies	2,978.53	2,467.08
State Franchise & CAT Tax	206.00	260.00
Total Expenses	$ 51,896.74	$ 55,332.72
INCOME (LOSS) FROM OPERATIONS	$ (289.62)	$ (146.36)
OTHER INCOME		
Interest Income	$ 249.83	$ 203.62
Dividend Income	25.25	20.55
Total Other Income	$ 275.08	$ 224.17
NET INCOME (LOSS) BEFORE FEDERAL INCOME TAX	$ (14.54)	$ 77.81
FEDERAL INCOME TAX - CURRENT	-	10.00
Total Income Tax	$ -	$ 10.00
NET INCOME (LOSS)	$ (14.54)	$ 67.81
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$ (0.29)	$ 1.36

The accompanying notes are an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF RETAINED EARNINGS

For the years ending September 30, 2007 and 2006

	September 30, 2007	September 30, 2006
Retained Earnings at Beginning of Period	$ 10,362.05	$ 10,294.24
Add: Net Income (Loss)	(14.54)	67.81
Retained Earnings at End of Period	$ 10,347.51	$ 10,362.05

The accompanying notes are an
an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CASH FLOWS

For the years ending September 30, 2007 and 2006

	September 30, 2007	September 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ (14.54)	$ 67.81
(Increase) Decrease in:		
Commissions Receivable	(29,888.14)	29,524.41
Prepaid NASD Fees	(86.00)	(8.00)
Increase (Decrease) in:		
Commissions Payable	18,707.90	(11,333.39)
Federal Income Tax - Current	(10.00)	10.00
	$ (11,290.78)	$ 18,260.83
CASH AT THE BEGINNING OF THE PERIOD	26,834.61	8,573.78
	$ 15,543.83	$ 26,834.61

SUPPLEMENTAL DISCLOSURES

Company considers all cash and cash equivalents maturing in less than three months to be cash. Cash paid for income taxes was as follows:

	September 30, 2007	September 30, 2006
Income Taxes Paid	$ 206.00	$ 260.00

The accompanying notes are an
an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is in the securities business selling shares of stock in investment companies, commonly referred to as mutual funds and variable annuities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and the State of Ohio Division of Securities.

The Company was established October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company receives commissions from the sale of securities. Commission revenue is recognized when the sale of the security is consummated. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended September 30, 2007 and 2006 due to management's belief that all amounts are collectible.

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years. Repairs, which do not extend the life of equipment, are expensed when incurred.

Advertising costs are expensed in the period in which the costs are incurred.

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President's other business. The Company is obligated to pay 6% of gross commissions in the form of a management fee. This management fee will cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones, and secretarial support. The management fee expense for September 30, 2007 and 2006 was $37,128 and $37,574, respectively.

NOTE 2 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding.

NOTE 3 - INCOME TAXES

The provision for Federal income taxes consists of the following:

	Year ending September 30	
	2007	2006
Current	$ -0-	$10.00

Following is a reconciliation between book income and taxable income:

	Year ending September 30,	
	2007	2006
Net income (loss) before Federal income taxes (rounded)	$ -0-	$ 78
Dividends received deduction (70% Exclusion)	-0-	(15)
Net Operating Loss Carryforward	-0-	-0-
Taxable income (loss)	$ -0-	$ 63
Tax Liability (15%)	$ -0-	$10

SUPPLEMENTAL INFORMATION

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILATION OF NET CAPITAL

As of September 30, 2007 and 2006

	September 30, 2007	September 30, 2006
Total ownership equity qualified for net capital	$ 13,847.51	$ 13,862.05
Increase (Decrease)		
Non-allowable assets	(530.50)	(344.50)
Haircuts on securities	(11.16)	(10.65)
Auditied Net Capital	$ 13,305.85	$ 13,506.90
Unaudited New Capital per Focus Report	13,305.85	13,506.90
Difference	$ -	$ -

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of September 30, 2007 and 2006

	September 30, 2007	September 30, 2006
Total Assets	$ 70,903.14	$ 52,219.78
Total Liabilities (exclusive of subordinated debt)	(57,055.63)	(38,357.73)
Net Worth	13,847.51	13,862.05
Increase (Decrease)		
Non-allowable assets	(530.50)	(344.50)
Haircuts on Securities	(11.16)	(10.65)
Audited Net Capital	$ 13,305.85	$ 13,506.90
Unaudited New Capital Per Focus Report	13,305.85	13,506.90
Difference	$ -	$ -

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Auditors' Report on Internal Control

In planning and performing our audit of the basic financial statements and supplemental information of Investments For You, Inc., for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company.

2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Columbus, Ohio
November 5, 2007

END